Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 23, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the joint proxy statement/prospectus on Form S-4 filed by Mylan on September 3, 2004, and is incorporated by reference into this filing.

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Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

December 22, 2004

Carl C. Icahn
High River Limited Partnership
767 Fifth Avenue – 47th Floor
New York, New York 10153

Dear Mr. Icahn:

     I am writing in response to your letter dated December 20, 2004, a copy of which is enclosed.

     At the outset, let me state that the Mylan Board of Directors is well aware of your persistent threats and well aware of its fiduciary duties, and your threats will have no effect whatsoever on the Board’s commitment to fulfill its fiduciary obligations at all times. We previously have told you, and I tell you again, that the Board will continue to be thorough in its analysis of all aspects of the King Pharmaceuticals transaction.

     Mylan has been an industry leader for more than 40 years, delivering growth and value to its shareholders. It is evident that you understand neither the past nor the future of this company. Indeed, I believe that you, as a stock speculator, care nothing about Mylan’s future.

     Let me be very clear: Mylan has neither initiated nor sought this confrontation with you, but Mylan is a strong and proud company and our Board will never shirk its responsibilities in order to avoid such a confrontation. If you wish to litigate, as you already have done, we will respond. If you choose to oppose the election of Mylan’s directors, so be it.

     I can only assume that throughout your career, you have found that it serves your own interests to threaten corporate directors and officers. If that is your view here, you have miscalculated.

Sincerely,
/s/ Milan Puskar

Milan Puskar Founder and Chairman of the Board

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HIGH RIVER LIMITED PARTNERSHIP
767 Fifth Avenue – 47th Floor
New York, New York 10153

December 20, 2004

Via UPS

Milan Puskar
Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Dear Mr. Puskar:

     Attached is a copy of a letter that we have sent to Mylan shareholders. You should know that we are firm believers in the concepts of corporate democracy and, while we do not believe that the proposed Mylan/King transaction is beneficial to Mylan, we do not oppose your bringing the matter to Mylan’s shareholders for a fair vote.

     However, as you will see from our attached letter, we strongly object to any action you and the other Mylan Board members may take to avoid a shareholder vote on the proposed combination with King. We do not believe fiduciaries would ever be justified in changing a transaction like the King deal, which has been subject to such vociferous objections by us and others, in a manner designed to avoid a shareholder vote. If you authorize Mylan to proceed with a King transaction without seeking Mylan shareholder approval, we regret to advise you that we see no alternative, in such event, than to seek to replace the Mylan Board, as early as is legally permissible, with a new Board that would hold you fully responsible for that action, investigate past transactions approved by the Mylan Board and challenge any purported indemnity protections upon which you might attempt to rely.

     You undoubtedly know that we have recently commenced a lawsuit in the United States District Court for the Middle District of Pennsylvania to challenge the rights of Perry Corp. and various John Does regarding the voting of Mylan shares. You can be assured that our challenge will extend to any election contest that might follow your decision to attempt to proceed on a restructured King transaction by sidestepping the shareholder voting process.

     Mr. Coury has accused us of engaging in a campaign to intimidate Mylan’s Board members. We do not view our statements as such. We do, however, consider it to be appropriate to inform you of the actions we would take in the face of such a malevolent act as subversion of the shareholders voting process.

Very truly yours,

High River Limited Partnership
By: Hopper Investments LLC, its general partner
By: Barberry Corp., its sole member

By: /s/ Carl Icahn
Carl C. Icahn, Chairman

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Forward-Looking Statements:

This communication includes statements that constitute “forward-looking statements,” including with regard to pending King acquisition. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the satisfaction of conditions to closing the King acquisition; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission (the “SEC”). Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this communication.

Additional Information About the Merger and Where To Find It:

In connection with the proposed merger of a wholly-owned subsidiary of Mylan with and into King (the “Merger”), Mylan and King filed with the SEC on September 3, 2004, a joint proxy statement/prospectus on Form S-4 that contains important information about the Merger. These materials are not yet final and will be amended. Investors and security holders of Mylan and King are urged to read the joint proxy statement/prospectus filed, and any other relevant materials filed by Mylan or King because they contain, or will contain, important information about Mylan, King and the Merger. The preliminary materials filed on September 3, 2004, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Mylan or King with the SEC, may be obtained for free at the SEC’s website at http://www.sec.gov . Investors and shareholders of Mylan and King may also read and copy any reports, statements and other information filed by Mylan and King with the SEC at the SEC public reference room at 450 Fifth Street, N.W. Room 1200, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at http://www.mylan.com . The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals, Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620, or from King’s website at http://www.kingpharm.com . Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed transaction.

Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition, which is included in the Registration Statement on Form S-4 filed by Mylan with the SEC on September 3, 2004.

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